U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                 (Name of Small Business Issuer in its Charter)

                 Florida                        65-0616879
    (State or Other Jurisdiction of     (I.R.S. Employer Identification No.)
    Incorporation or Organization)

                  12520 S.W. 195 TERRACE, MIAMI, FLORIDA 33177
                  --------------------------------------------
               (Address of Principal Executive Offices)(Zip Code)


                                 (305) 251-4060
                                 --------------
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:


          Title of Each Class       Name of Each Exchange on Which
          to be so Registered       Each Class is to be Registered

          --------------------     ----------------------------------

          --------------------     ----------------------------------



           Securities to be registered under Section 12(g) of the Act:


                     Common Stock, par value .001 par share
                                (Title of Class)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS
-------  -----------------------

Generally

     Pelican Properties, International Corp. (the "Company") was incorporated under the laws of the state of Florida on June 1, 1990 under the name Optimum Computing Inc. Its subsidiaries, Ohio Key I, Inc. and Ohio Key II, Inc. were incorporated under the laws of the state of Florida on December 19, 1996.

         On August 31, 1995, the Company entered into a Share Exchange Agreement with the limited partners of the Sunshine Key Associates Limited Partnership, a Florida Limited Partnership (the "Partnership") whereby a 99% interest in the Partnership was transferred to the Company in exchange for 3,010,000 shares, or 69.7% of the Company's common stock. On December 31, 1996, the Subsidiaries entered into an agreement with the Partnership in which the Subsidiaries were assigned and assumed the assets and liabilities of the Partnership including the Sunshine Key RV Resort and Marina, a resort property located in Ohio Key, Florida ("Property").

         Following the acquisition of a 99% interest in the Partnership in August 1995 and a subsequent default of the Partnership obligations to NationsBank in December 1995, the Partnership on January 11, 1996 filed a petition for reorganization under Chapter 11 and a Plan of Reorganization was filed March 5, 1996. On October 29, 1996, a Modified Third Amended Plan of Reorganization ("Plan") was confirmed by the Bankruptcy Court.

         On December 31, 1996, the Partnership entered into agreements with Ohio Key I, Inc. and Ohio Key II, Inc., both wholly-owned subsidiaries of the Company (the "Subsidiaries") pursuant to which the Subsidiaries were assigned and assumed the assets and liabilities of the Partnership.

         Until May 29, 1998, the Company through the Subsidiaries engaged in the ownership and management of the Property. On May 29, 1998 the Company's Subsidiaries sold (the "Sale") the Property for a sale price of $15,750,000 paid in cash. As a result of the Sale, the Company no longer owns directly or through subsidiaries any operating assets. A portion of the proceeds from the Sale, or $5,589,908, was used to pay all of the Company's long term debt (including all debt associated with the Property). Proceeds were also used to redeem all of the Company's outstanding preferred stock and satisfy all other loans associated with the property and prior partnership. The Company has placed the remaining proceeds of the Sale (the "Remaining Proceeds") in an IRS rule 1031 Exchange account with the intention of taking advantage of tax deferral strategies if reinvested in real estate properties within specified time frames and meeting certain criteria. The Company fully intends to reinvest in properties that meet its primary objective and attempt to take advantage of the 1031 Exchange account benefits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"

Growth and Development; Business Strategy
-----------------------------------------

         The Company intends to pursue a strategy of growth and is seeking to acquire recreational resort properties. Subject to the availability of financing and recognizing that major portions of the "resort destination" market are "family owned" operations which can benefit from the efficiencies of experienced central management and the availability of financial resources to achieve full potential, management is focused on those properties which will provide internal growth and increased profitability. The Company intends to fund the acquisition of resort properties with the proceeds held in the 1031 exchange account, through the public or private sale of its securities or by obtaining financing from institutional or other financing firms.

         The Company will target locations where nature and the environment are the primary appeal of the location. The Company's objective is to target properties in the recreational and leisure industry that will be situated geographically so as to have at least one property in season at all times. The Company will seek to upgrade the facilities at each location so as to be in a position to attract recreational visitors. A prime requisite for a newly acquired property would be one that preserves and takes advantage of all the natural beauty of the area.

         A second type of target property considered will be in areas that have endured as a tourist destination because of specific natural surroundings, or areas that are situated in close proximity to public transportation with unique natural beauty. These properties will be either RV Parks, Hotels, and/or resort accommodations. These locations may be within the continental United States or abroad.

         The third type of property to be targeted by the Company is under utilized, over leveraged or capital deficit companies where current owners are financially immobilized because of capital, liquidity, and tax requirements. These types of investments will be structured so that long term value will be restored in the target property through increased utilization accomplished through marketing and capital improvements.

Competition
-----------

          The Company is seeking acquisitions in the highly competitive segment of the hotel and resort industry. The Company competes directly or indirectly with many companies, a number of which are larger, better capitalized and more established. There can be no assurance that the Company will be able to compete favorably in the future.

Employees
---------

         The Company currently has one employee consisting of its Chief Financial Officer. Management believes that its present employee is adequate to support its current operations although the Company intends to hire additional employees upon the acquisition of properties.

Legal Proceedings
-----------------

         The Company knows of no material litigation or claim pending, threatened or contemplated to which the Company is or may become a party.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
         -----------------------------------------------------------------------

         Management's Discussion and Analysis or Plan of Operation contains various "forward looking statements" within the meaning of the Securities Act of 1933 and the Securities And Exchange Act of 1934, which represents the Company's expectations or beliefs concerning future events, including without limitation the following; fluctuations in the economy; ability of the Company to obtain financing on terms and conditions that are favorable; ability of the Company to improve levels of profitability and sufficiency of cash provided by operations. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in the forward looking statements, including without limitations, general economic conditions, changes in the level of operating expense and the present and future level of competition. Results actually achieved may differ materially from expected results included in these statements.

         The Company's primary objective is the management of held assets and the acquisition and management of additional properties in the recreational and leisure industry's resort destination segment. Until May 29, 1998, Pelican Properties, International Corp., through its wholly owned subsidiaries, Ohio Key I, Inc. and Ohio Key II, Inc., (hereinafter "Subsidiaries"), owned and operated a resort known as the Sunshine Key RV Resort and Marina, (the "Property").

         On May 29, 1998 the Company's Subsidiaries sold the Property for a sale price of $15,750,000 paid in cash. As a result of this sale, the Company no longer owns directly or through subsidiaries any operating assets. The Buyer has no material relationship with the Company or any of its affiliates, directors or officers, or any associate of any such director or officer. The net proceeds of the sale have been placed in an IRS code 1031 Exchange account with the intention of taking advantage of tax deferral strategies if reinvested in real estate properties within specified time frames and meeting certain criteria. The Company fully intends to reinvest in properties that meet its primary objective and will attempt to take advantage of the 1031 Exchange account benefits.

Six Months Ended June 30, 1997 compared to Six Months Ended June 30, 1998 for Continuing Operations
--------------------------------------------------------------------------------

         General & Administrative expenses from continuing operations increased $86,707 from $55,855 for the six-months ended June 30, 1997 as compared to $142,562 for the six-months ended June 30, 1998. The increase primarily reflects costs associated with professional fees for public reporting and related expenses. These expenses were incurred to a lesser extent in the six-month period ended June 30, 1997 but were recorded as other expense. The Company filed its Form 10SB in September 1997 and audit and legal fees prior to this time were treated as non-recurring expenses prior to becoming a reporting entity. The interest expense of $51,768 relates to the redemption of the Company's Series A Preferred Stock. Interest expense was calculated as the difference between the product of the number of shares converted and the face value of the preferred stock and the product of the stated redemption rate of 117.6% of the face value and the number of shares. No accrued dividends were granted on the redemption of the Series A Preferred Stock.

         The net loss from continuing operations for the six-months ended June 30, 1998 increased $30,226 to $240,059 from $209,833 for the same time period in 1997. This increase is primarily due to the one-time interest expense incurred in the second quarter of 1998.

         Net income increased $5,739,567 from $29,967 for the six-months ended June 30, 1997 to $5,769,534 for the six-months ended June 30, 1998. The increase is due to the gain on the sale of discontinued operations and the extraordinary gain. The $5,477,012 gain on the sale of the Subsidiaries' assets is net $3,307,289 of income taxes based on the original resulting gain of $9,364,205. The $361,570 extraordinary gain, that was from a forgiveness of debt due to the early extinguishment of long-term debt, is net $218,973 of income taxes based on the original gain of $580,543.

Liquidity and Capital Resources

         The $7,859,440 recorded as Cash-Restricted primarily represents the net proceeds deposited into the IRS code 1031 exchange account of $7,315,197. The remaining difference includes the required $500,000 over funding of the payoff for the $1,000,000 second mortgage held on the sold property and other escrowed items that were not settled by the close of this quarter. The immediate settlement of the second mortgage at closing was delayed by request of the mortgage holder. Upon release these funds will be deposited in the 1031 exchange account.

         The $1,942,135 deferred income taxes represent the amount of tax that is subject to indefinite deferral if certain conditions are met with the use of funds held in the 1031 exchange account. The amount of $9,838 in current maturities of long-term debt was for a remaining amount owed on the primary mortgage of the subsidiary. This amount was unresolved as of the end of the quarter, but has been settled as of the time of this filing. Therefore, as of this filing, all long-term debt associated with the subsidiary and the property have been satisfied.

         On May 29, 1998, the Company redeemed the outstanding certificates of the holders of the Series A Preferred Stock. Two holders of the Series A Preferred Stock, one being the chairman, received 117.6% of the multiple of the face value of the shares and the number of shares held resulting in a payout of $345,630. No accrued dividends were granted.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1997
---------------------------------------------------------------------

         For the year ended December 31, 1997, revenues increased by $306,368 or 9.18%, from $3,342,310 in 1996 to $3,648,678 in 1997. The increase was primarily attributable to an increase in the Company's site rental and associated operations that increased $200,327 or 13.27%. The Company believes that this increase was a result of increased marketing efforts and better management.

         Costs of Revenues increased from $1,022,029 in 1996 to $1,081,893 in 1997 or 5.86%. Costs of Revenues were 30.58% of total revenue for 1996 and 29.65% of total revenue for 1997. The increase is attributable to an increase in revenues and an increase in the cost and amount of fuel sold. The Gross Profit increased from $2,320,281 in 1996 to $2,566,785 in 1997 resulting in an increase of $246,504 or 10.62%. The gross profit margins for 1996 and 1997 were 69% and 70% respectively.

         Total Operating and G/A expenses increased $224,211 or 12.50% from $1,793,210 in 1996 to $2,017,421 in 1997. The increases are attributable mainly to increases in utility costs, maintenance and repair and payroll that combined represented approximately $205,000 of the increase. These increases were primarily associated with the higher occupancy at Sunshine Key. The increase in maintenance and repair and associated payroll expense were a direct result of management's effort to upgrade and improve the property.

         Interest expense increased $195,616 from $243,889 in 1996 to $439,505 in 1997. This increase represents the recalculation of the amortization schedule on the primary mortgage recording imputed interest using a constant effective interest rate. The 1997 increase also includes eleven monthly interest only payments of $10,000 for the second mortgage beginning in February. Depreciation and amortization expense was $212,168 in 1996 and $337,875 in 1997 representing a $125,707 increase. This increase is due to the amortization of loan origination costs incurred at December 31, 1996 of which $115,447 was expensed in 1997.

         Income from operations decreased $299,030 from $71,014 in 1996 to a loss of $228,016 in 1997. Interest and Depreciation and Amortization represented $321,323 of the net income decrease.

         The Company posted other expenses of $202,126 in 1996 and $254,320 in 1997. The 1996 and a majority of the 1997 expenses are directly related to the reclassification of "public offering" expenses originally booked in 1996 and through the third quarter of 1997 as an "Other Asset". The remaining 1997 balance of approximately $67,000 is comprised of $45,000 for the write-off of marina fuel tanks and underground electrical tracks replaced in 1997 and $22,000 for the write-off of the remaining minority interest balances.

         The Company incurred an extraordinary gain as of December 31, 1996 from forgiveness of debt in the total amount of $1,940,424. This amount is comprised of a principal forgiveness reduction in the mortgage note of $616,854 and an accrued interest forgiveness reduction of $1,323,570. This was the result of the Company's effort to negotiate a settlement of the primary mortgage held on the Property by WAMCO XXII, Ltd. (formerly held by NationsBank). The plan included a refinancing in order to reduce the obligation to WAMCO to $4,700,000. As per the agreement, the Company paid WAMCO a total amount of $1,000,000 towards principal, of which $100,000 was paid directly by the Company in January 1997.

Liquidity and Capital Resources

         The Company's working capital decreased from a deficit of $504,767 at December 31, 1996 to a deficit of $2,235,899 at December 31, 1997. This increase was primarily due to the December 1998 maturing of the $1,000,000 second mortgage. Management was working with several lenders in an attempt to consolidate the first and second mortgages. The deficit increase was also due to the reduction of current assets associated with the use of approximately $275,000 of loan proceeds from the closing of the second mortgage booked in December 1996 as well as reductions in accounts receivables and inventory. Also affecting the increase in current liabilities was the addition of accrued and deferred interest of $217,348 associated with the re-amortization of the primary mortgage based on the recording of imputed interest using a constant effective interest rate method. The increase was also comprised of $241,153 described as Loans Payable to Stockholders previously booked as a long-term liability.

         At December 31, 1997 the Company had accounts receivable of $54,535 as compared to $87,016 at December 31, 1996. This decrease is considered inconsequential since this is comprised of community fees and storage charges collected from long term customers and credit card charges in transit, all of which had not been an area of concern in prior years. At December 31, 1997 the Company had accounts payable and accrued expenses of $252,824 as compared to $249,226 at December 31, 1996.

         Cash outlays for capital expenditures of property and equipment totaled $326,808 for the 1997 fiscal year compared to $144,319 for the 1996 fiscal year. Major expenditures included outlays for the continuing replacement and upgrade of the park's electrical system, the replacement of underground fuel tanks located at the marina, ongoing renovation and improvements to the marina, upgrades and expansion to the park's sewer system and other upgrades and renovations to the park's facilities. At December 31, 1997 management estimates that the replacement and upgrade to the park's electrical system is approximately 60 percent complete and anticipates full completion and conversion in 1998.

         As of December 31, 1996, the Company was able to convert over $800,000 in debt owed the former and present general partners as well as one limited partner to equity through the issuance of 534,029 shares of common stock at a price of $1.50 per share. As of June 30, 1997, the Company further converted approximately $300,000 in debt owed to pre-petition debt and the former general partner to equity through the issuance of 195,907 shares of Series A Preferred Stock.

         In January 1997 the mortgage note payable to WAMCO XXII, Ltd. was restructured and restated to December 31, 1996. The new agreement provides for interest payments of $5,000 to be paid monthly through August 30, 1997. Commencing on August 30, 1997, the Note will bear interest at the rate of 9% per annum. Beginning on September 30, 1997, principal and interest payments will begin on the outstanding principal balance of $4,700,000. The note will mature on October 30, 1999 at which time the outstanding principal balance and all accrued interest will become due and payable in full. At maturity, the Company has a one-time option to extend the maturity of the restated note until October 30, 2002 if certain conditions are met. The Company also has provisions in the agreement for an early payment discount equal to 8% of the outstanding principal balance of the restated note if repaid before November 30, 1997 and a 5% discount if the note is repaid in full after November 30, 1997 and before November 30, 1998. The Company also entered into a promissory note for $1,000,000 at 12% per annum. This note is payable in 23 consecutive monthly installments of interest only commencing February 1997 and ending December 1998, at which time the outstanding principal balance and accrued interest will become due and payable in full. As part of the bankruptcy settlement, the Company also restructured an existing note payable to the Small Business Administration. This $326,401 note is now payable over ten years at a 4% per annum with the first 24 months principal and interest payments fixed at $2,000. Thereafter, the outstanding principal balance will be amortized over a period of eight years at 4% per annum.

Year 2000

         The Commission has issued Staff Legal bulletin No. 5 (CF/IM) stating that public operating companies should consider whether there will be any anticipated costs, problems and uncertainties associated with the year 2000 issue, which affects many existing computer programs that use only two digits to identify a year in the date field. The company anticipates that its business operations will electronically interact with third parties very minimally, if at all, and the issues raised by Staff Legal Bulletin No. 5 are not applicable in any material way to the Company's business or operations. Additionally, the Company intends that any computer systems that the Company may purchase or lease that are incident to the Company's business will have already addressed the "Year 2000" issue.

Outlook

         As stated earlier, the net proceeds of the sale of the subsidiaries' asset have been placed in an IRS rule 1031 Exchange account held by a third party. The intention of the Company is to take advantage of tax deferral strategies if the funds are used to acquire like-kind real estate properties within specified time frames and meeting certain criteria. The Company fully intends to reinvest in properties that meet its primary objective and will make every effort to take advantage of the 1031 Exchange account benefits. There can be no assurances that the Company will be able to fully take advantage of all benefits of the Section 1031 exchange.

ITEM 3.  DESCRIPTION OF PROPERTY.
         ------------------------

         None.  See Part I, Item 1, Description of Business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
         ---------------------------------------------------------------

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on August 3, 1998 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within sixty (60) days. At August 3, 1998, there were 5,094,185 shares of Common Stock outstanding. The address for each of the persons set forth below is 12520 SW 195 Terrace, Miami, Florida 33177, except otherwise noted.

                                       No. of Shares
                                      of Common Stock              Percent
Name and Address                     Beneficially Owned            of Class
----------------                     ------------------            --------

C. John Knorr, Jr.(1)                      1,018,817                 24.9%
Jane Bergman (2)                             280,000                  5.5%
Donald E. Schupp                                 400                  0.0%
Timothy M. Benjamin(3)                        50,000                  1.0%
Thomas L. Callahan(4)                        688,145                 13.5%
Linda Brauer(5)                              350,698                  6.8%
All executive officers and directors
 as a group (four persons)                 1,349,217                 31.0%
------------------------------

(1) Mr. Knorr's address is 104 Woodhall Drive, Richmond, VA 23229. Includes 107,256 shares of Common Stock held by Infinity Investment Group, Inc., the general partner of the Partnership, in which Mr. Knorr is the sole shareholder. Does not include (i) 333,333 shares of Common Stock issuable upon the exercise of options at a price of $.01 per share at any time after January 1, 1998 until January 1, 2002 and (ii) 333,333 shares of Common Stock issuable upon the exercise of options at a price of $.01 per share at any time after January 1, 1999 until January 1, 2003. 107256

(2)      Ms. Bergman's address is 22 Larison Road, Chester, NJ 07930.

(3) Does not include up to 40,000 shares issuable upon the exercise of options which vest upon certain conditions set forth in Mr. Benjamin's employment agreement. See "Employment Agreements:"

(4)      The address is 1001 Oystercove Drive, Grasonville, MD  21638.

(5)      The address is 11308 Bedfordshire Avenue, Potomac, MD  20854.
--

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
         -------------------------------------------------------------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

              Name                Age                 Position
              ----                ---                 --------

C. John Knorr, Jr.                51              Chairman of the Board

Jane Bergman                      46              Director

Donald E. Schupp                  52              Director

Timothy M. Benjamin               32              Chief Financial Officer
                                                  and Treasurer

         Unless otherwise noted, the address of each of the directors and officers of the Company is 12520 SW 195 Terrace, Miami, Florida 33177.

Carl John Knorr, Jr. Since June 1, 1996 Mr. Knorr has served as the Company's Chairman of the Board and from August 31, 1995 through May 31, 1996 as the Company's President. Mr. Knorr is also president and sole shareholder of Infinity Investment Group, Inc., the general partner and management company for the Partnership since 1991.

Jane E. Bergman. From June 1, 1996 to May 31, 1998, Ms. Bergman served as President of the Company and since February 20, 1997, as a Director of the Company. From 1992 to 1996 Ms. Bergman has been self employed concentrating on the management of her rental properties as well as managing and operating an animal care business. In 1992, she retired from Bell Atlantic where she was Director of Operations in various departments since 1983.

Donald E. Schupp. Since February 20, 1997 Mr. Schupp has served as a Director of the Company. Mr. Schupp has served as President and Chief Operating Officer for American Refining Group, which is in the oil refining business, headquartered in Pittsburgh, Pennsylvania since 1983 and is a member of the Board of Directors of the Company.

Timothy M. Benjamin. Since October 30, 1995, Mr. Benjamin has served as the Company's Chief Financial Officer and since June 1, 1996 has served as the Company's Chief Financial Officer and Treasurer. From 1989 to October 1995 Mr. Benjamin was employed with the Federal Reserve Bank of Atlanta, Miami, Florida, as Senior Business Development Coordinator, 1994 to October 1995, and Business Development Coordinator, 1991 to 1994.

         As additional properties are acquired, the Company anticipates attracting additional, equally successful and qualified, directors, officers, and facility managers.

COMPLIANCE WITH SECTION 16 (A) OF THE SECURITIES EXCHANGE ACT OF 1934
---------------------------------------------------------------------

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of the outstanding common stock, to file with the Securities and Exchange Commission (the"SEC") initial reports of ownership on Form 3 and reports of changes in ownership of Common Stock on Forms 4 or 5. Such persons are required by SEC regulation to furnish the Company with copies of all such reports they file.

         Based solely on its review of the copies of such reports furnished to the Company or written representations that no other reports were required. The Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 1997, except for Directors, C. John Knorr, Jane Bergman, Donald Schupp and Chief Financial Officer, Timothy Benjamin, who inadvertently filed a late Form 3 for reporting initial beneficial ownership of securities. Chief Financial Officer, Timothy Benjamin inadvertently filed a late Form 4 for reporting options exercised. Jane Bergman, President, inadvertently filed a late Form 4 for reporting quarterly stock compensation.


ITEM 6.  EXECUTIVE COMPENSATION.
         -----------------------

No executive officer of the Company has had annual compensation in excess of $100,000. The following table shows for the years ended December 31, 1996 and 1997 the cash and other compensation paid by the Company to its President and Chairman.





                                             Summary Compensation Table

Name and
Principal                                                          Other Annual              All Other
Position                      Year         Salary      Bonus       Compensation              Compensation
--------                      ----         ------      -----       ------------              ------------

Jane Bergman,                 1996         $-0-        $-0-              $-0-                    $6,250(1)
  President(2)                1997         $-0-        $-0-              $-0-                    $8,750(3)
                              1998         $-0-        $-0-              $-0-                    $28,700(4)

C. John Knorr(5),
  Chairman of the Board       1995(6)      $-0-        $-0-              $-0-                    $95,249(7)
  and former President        1996(8)      $-0-        $-0-              $-0-                    $106,506(9)
                              1997         $62,400     $-0-              $-0-                    $-0-
                              1998         $42,000(10) $-0-              $-0-                    $-0-





(1) Represents the value determined by management of 100,000 shares of Common Stock earned from the commencement of Ms. Bergman's employment with the Company on June 1, 1996 through December 31, 1996 pursuant to the employment agreement between the Company and Ms. Bergman.

(2) Ms. Bergman served as President of the Company from June 1, 1996 to May 29, 1998.

(3) Represents the value determined by management of 140,000 shares of Common Stock earned in 1997 pursuant to the employment agreement between the Company and Ms. Bergman.

(4) Represents the value determined by management of 40,000 shares of Common Stock earned in 1998 pursuant to the employment agreement between the Company and Ms. Bergman that as of May 31, 1998 had expired and was not renewed.

(5)      See Item 7, Certain Relationships and Related Transactions

(6) Mr. Knorr commenced employment with the Company as President on August 31, 1995.

(7)      See Item 7, Certain Relationships and Related Transactions

(8) Mr. Knorr commenced employment with the Company as President on August 31, 1995.

(9)      See Item 7, Certain Relationships and Related Transactions

(10) Represents salary through week ended August 28, 1998 based on a $62,400 annual salary.

Employment Agreements
---------------------

         On October 30, 1997, the Company entered into a one (1) year employment agreement with Timothy M. Benjamin, the Company's Chief Financial Officer. The agreement provides a base salary of $53,500 a year, medical benefits, insurance and other fringe benefits, and stock options. The stock options are exercisable for a period of five years from the date of vesting at an exercise price of the greater of $1.00 per option or the average bid price per share of Common Stock for the year 1998, determined by averaging the bid prices as of March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998 for any options vesting on December 31, 1998. Subject to the provisions of the employment agreement, the total of up to 40,000 option shares for 1998 shall vest provided that during that year; (i) as of December 31, the Company shall have attained no less than a 20% increase in its Earnings Before Income Tax over the previous December 31 year-end; and/or (ii) as of December 31, the weighted average earnings per share of the Company's Common Stock shall have increased by no less than 20% over the previous year's weighted average earnings per share, which shall be determined by the sum of the average outstanding shares during the relevant year as of March 31, June 30, September 30, and December 31, divided by four, and comparing that number to the previous year's number, calculated in a like manner; and/or
(iii) as of December 31, the average bid price of the Common Stock shall have increased by no less than 20% over the previous year's average bid price, which shall be determined by the average bid price of the Common Stock for the five consecutive business days commencing December 1. The Employment Agreement provided for full time employment and contains a provision that the employee will not compete or engage in a business competing with the current or anticipated business of the Company for the term of the agreement and in the event Mr. Benjamin is terminated for cause or voluntarily resigns, he shall be subject to the non-competition clause for a period of one (1) year after termination or resignation.

Option Grants in Last Fiscal Year
---------------------------------

The Company granted no options to purchase shares of Common Stock during the fiscal year ended December 31, 1996. The following table sets forth information with respect to the grant of options during the fiscal year ended December 31, 1997 to each person named in the Summary Compensation Table.





                                    Number of          % of Total
                                    Securities         Options/SARs
                                    Underlying         Granted to            Exercise or
                                    Options/SARs       Employees in          Base Price         Expiration
Name                                Granted(#)         Fiscal Year           ($/Shares) Date
----                                ----------         -----------           ---------------

Jane Bergman, President               -0-                     -0-                   -0-              -0-

C. John Knorr, Jr.,
  former President                    -0-                     -0-                   -0-              -0-

Option Exercises and Holdings
-----------------------------

         The following table sets forth information with respect to the exercise of options to purchase shares of Common Stock during the fiscal year ended December 31, 1997 to each person named in the Summary Compensation Table and the unexercised options held as of the end of the 1997 fiscal year.




                           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                                  OPTION/SAR VALUES
---------------------------------------------------------------------------------------------------------------------

                                                                         Number of
                                                                         Securities            Value of
                                                                         Underlying            Unexercised
                                      Shares                             Unexercised           in-the-Money
                                      Acquired                           Options/SARs          Options/SARs
                                      on               Value             at FY-End (#)         at FY-End ($)
                                      Exercise         Realized          Exercisable/          Exercisable/
         Name                            (#)               ($)           Unexercisable         Unexercisable


Jane Bergman,                            0                 0                  0                     0
President

C. John Knorr, Jr.                       0                 0                  0                     0
former President




                               LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR


                                 Number            Performance          Estimated Future Payouts Under
                                 of Shares,        or Other             Non-Stock Price-Based Plans
                                 Units or          Period Until         ------------------------------
                                 Other Rights      Maturation           Threshold      Target       Maximum
    Name                            (#)            or Payout            ($ or #)       ($ or #)     ($ or #)


Jane Bergman,                        0                 0                   0                0            0
   President

C. John Knorr, Jr.                   0                 0                   0                0            0
   former President





ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
         -----------------------------------------------

         The Partnership and Infinity Investments Group, Inc., a Florida corporation and general partner of the Partnership (the "Management Company") which is owned and controlled by C. John Knorr, Chairman of the Board, entered into an agreement under which the Management Company provided management services to the Partnership (the "Management Agreement"). Under the terms of the Management Agreement, the Management Company received an annual management fee equal to three (3%) percent of front desk revenues (defined as all revenues associated with the campground/recreational vehicle site rentals), plus two (2%) percent of total gross revenues, payable monthly. For the year ended December 31, 1995, the Management Company received from the Partnership an aggregate of $95,249 for services rendered. For the year ended December 31, 1996, the Management Company received from the Partnership an aggregate of $106,506 for services rendered. The Management Agreement terminated on December 31, 1996 pursuant to the disposition by the Partnership of all of the Partnership's assets, and therefore, no fees were incurred during 1997.

         As of the date hereof, there are stock options to purchase an aggregate of 666,667 shares of Common Stock outstanding at a price of $.01 per share, which were granted to Mr. Knorr on October 9, 1996 in consideration for Mr. Knorr guaranteeing the payment of $1,000,000 pursuant to the Guarantee Agreement between C. John Knorr, Jr. and WAMCO XXII, Ltd., dated August 6, 1996.

         Also, Infinity Investments privately owns three park model units located at the Sunshine Key Resort. These rental units were managed through Ohio Key I's rental management program and expenses paid on behalf of the units and income earned by the units change the balances monthly. Prior to 1997, the Management Company collected and distributed income derived from the rental of privately owned park models on the rental management program at the Sunshine Key Resort. This function was assumed by Ohio Key I, Inc. as of January 1, 1997. On May 29, 1998 Infinity Investment Group sold its interests in the three park model units and all balances owed by the Company were settled.

         The Company owed Mr. Knorr directly and indirectly a sum of $102,272 as of December 31, 1996 and was owed by Mr. Knorr directly and indirectly a sum of $5,638 as of December 31, 1997 that is referred to as "Due to/from Affiliates" in the financial statements. These sums are related to the above mentioned accrued management fees and rental unit incomes that were due and payable were converted to stock. Balances were adjusted quarterly. References to "Due from Affiliates" are found in Note 5 of the 1997 financial statements and "Due to Affiliates" on the 1997 consolidated statement of cash flows. As of this filing, there are no balances owed to or from Mr. Knorr directly or indirectly other than compensation for services as chairman in the sum of $62,400 annually.

         On May 29, 1998 the Company redeemed an aggregate of 46,666 shares of its Series A Preferred Stock for a redemption price of 117.6% of the stated face value of $1.50 per share. As a result of the redemption, Mr. Knorr who owned 46,666 shares of the Series A preferred Stock, received $82,320.

ITEM 8.  DESCRIPTION OF SECURITIES.
         --------------------------

Common Stock

         The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.001 per share, of which 5,094,185 shares were issued and outstanding as of the date hereof. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of Common Stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company and to participate ratably in the distribution of any assets legally available for distribution with respect to the Common Stock. The Company does not expect to pay dividends for the foreseeable future.

Preferred Stock

         The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.001 per share. The Company has previously designated one series of preferred stock consisting of 195,907 shares which were designated as Series A Convertible Preferred Stock. As of May 29, 1998 all of the Series A Convertible Preferred Stock was redeemed and no other Preferred Stock is issued and outstanding.

         The Board of Directors of the company has the authority, without further action by shareholders, to issue the preferred stock in one or more series, and to fix for any series the dividend rate, redemption price, liquidation or dissolution preferences, conversion rights, voting rights and other preferences and privileges.

Series A Preferred Stock

         The Series A Preferred Stock had the following rights, preferences and/or limitations:

         Dividend Rights. The holders of shares of Series A Preferred Stock were entitled to receive a cumulative annual dividend of 6% of the stated value of the Series A Preferred Stock of $1.50 per share ("Stated Value") on January 1 of each year commencing January 1, 1998, or $.09 per share, payable in cash or Common Stock of the Company (i.e., based on the equivalent fair market value of Common Stock of the Company).

         Conversion Rights. Holders of the Series A Preferred Stock had the right to convert each share of Series A Preferred Stock into the Company's Common Stock (calculated as to each conversion to the nearest share) at any time at a conversion rate of one share of Series A Preferred Stock for one share of Common Stock. In the event the Series A preferred Stock is not converted by December 31, 1999, the Company had the right to cause the remaining outstanding shares of Series A Preferred Stock to be converted into Common Stock of the Company at the aforementioned conversion rate. In the event the Series A Preferred Stock was not converted by either of the holders thereof or by the Company, the Series A Preferred Stock would have continued to subsist as established. No fractional share or scrip representing a fractional share would have been issued upon conversion of the Series A Preferred Stock. In the event of any reclassification, merger, consolidation or change of shares of the series A Preferred Stock and/or the Common Stock of the Company, the Company would have made adjustments to the conversion ratio which would have been as nearly equivalent to that stated above as may be practical.

         The conversion price was subject to adjustment in certain events, including (i) the issuance of capital stock as a dividend or distribution on Common Stock, (ii) subdivision, combinations, reverse stock splits and reclassification of the Common Stock, and (iii) the fixing of a record date for the distribution to all holders of Common Stock of evidence of indebtedness or assets (other than cash dividends) of the Company or subscription rights or warrants.

         Redemption. The Company had the right, exercisable at any time upon ten
(10) trading days notice to the holders of the Series A Preferred Stock given at any time to redeem, from funds legally available therefor at the time of such redemption, all or any portion of the shares of Series A Preferred Stock which had not previously been converted or redeemed, at a price equal to 117.6% of the produce of (i) the number of shares of Preferred Stock then held by the holder and (ii) the Stated Value, subject to adjustment pursuant to the terms hereof. The entire redemption price was paid in cash. The holders of the Series A Preferred Stock did not have the right to require the Company to redeem their shares of Series A Preferred Stock.

         Voting Rights. Except as provided by law, the Series A Preferred Stock was not entitled to vote on matters submitted to a vote of the shareholders of the Company. Unless the vote or consent of the holders of a greater number of shares is required by law, the consent of the holders of at least a majority of all of the Series A Preferred Stock at the time outstanding would have been necessary to change, alter or revoke the rights and preferences conferred on the Series A Preferred Stock by the Articles of Incorporation or to adopt any amendment to the Articles of Incorporation materially adversely affecting the rights of the holders of the Series A Preferred Stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock were entitled to receive, after due payment or provision for payment for the debts and other liabilities of the Company, a liquidating distribution before any distribution may be made to holders of Common Stock of the Company. The holders of the Series A Preferred Stock outstanding were entitled to receive an amount equal to $1.50 per share, plus declared dividends to the date of the final distribution, whether or not such liquidation, dissolution or winding up is voluntary or involuntary on the part of the Company.

Class A Common Stock Purchase Warrants
--------------------------------------

         The Company currently has 200,000 Class A Common Stock Purchase Warrants ("Class A Warrants") outstanding. The holders of each Class A Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class A Warrants are exercisable any time after issuance until March 19, 2000 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $.005 per Class A Warrant. Holders of the Class A Warrants will automatically forfeit their rights to purchase the shares of Common Stock of the Company issuable upon exercise of Class A Warrants unless the Class A Warrants are exercised before they are redeemed. The Class A Warrants obtain provisions that protect the holders against dilution by adjustment of the exercise price, in certain events, including stock dividends, stock splits, mergers and for other unusual events. The Company is not required to issue fractional shares and fractional shares equal to or exceeding one-half of a share shall be rounded to the nearest whole share, while fractional shares equaling less than one-half of a share shall be disregarded. The holders of the Class A Warrants will not possess any rights as shareholders of the Company unless and until the Warrants are exercised.

Class B Common Stock Purchase Warrants
--------------------------------------

         The Company currently has 200,000 Class B Common Stock Purchase Warrants ("Class B Warrants") outstanding. The holders of each Class B Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class B Warrants are exercisable any time after issuance until March 19, 2001 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $1.00 per Class B Warrant. Holders of the Class B Warrants will automatically forfeit their rights to purchase the shares of Common Stock of the Company issuable upon exercise of Class B Warrants unless the Class B Warrants are exercised before they are redeemed. The Class B Warrants obtain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, including stock dividends, stock splits, mergers and for other unusual events. The Company is not required to issue fractional shares and fractional shares equal to or exceeding one-half of a share shall be rounded to the nearest whole share, while fractional shares equaling less than one-half of a share shall be disregarded. The holders of the Class B Warrants will not possess any rights as shareholders of the Company unless and until the Warrants are exercised.

Shares Eligible For Future Sales
--------------------------------

         As of August 3, 1998, the Company has outstanding an aggregate of 5,094,185 shares of Common Stock. Of the total outstanding shares of Common Stock, 972,063 shares of Common Stock are freely tradable without restriction or further registration under the Act, 3,010,000 shares of Common Stock were eligible for resale after August 31, 1997 under Rule 144 (of which 2,647,972 remain), and the remaining 1,474,195 shares of Common Stock will be eligible for resale on various dates thereafter.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding nonaffiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

Florida Anti-Takeover Statutes; Indemnification
-----------------------------------------------

         Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares of Common Stock acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

Options
-------

         As of the date hereof, there are stock options to purchase an aggregate of 666,667 shares of Common Stock outstanding, which were granted to C. John Knorr, Jr., Chairman of the Board of the Company, on October 9, 1996 in consideration for Mr. Knorr guaranteeing the payment of $1,000,000 pursuant to the Guarantee Agreement between C. John Knorr, Jr. and WAMCO XXII, Ltd., dated August 6, 1996. Additionally, warrants or options to purchase shares of Common Stock may be expected to be provided to key employees, members of management, directors, and consultants to the Company in the future under the Company's proposed Plan, other option programs and agreements.

Transfer Agent
--------------

The transfer agent for the Company's Shares of Common Stock is Florida Atlantic Stock Transfer, Tamarac, Florida.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.
----------------------------------------------------------------------------



         As of August 3, 1998, there were approximately 280 stockholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading on the over-the-counter bulletin board under the symbol "PELP". The following table sets forth, for the period since October 20, 1995, the high and low closing sales prices for the Common Stock as reported by the OTC Bulletin Board.

                                                      Common Stock
                                                      ------------
                                              High                     Low
                                              ----                     ---
1995
Fourth Quarter                                8.06                    6.63
(commencing October 20, 1995)                 8.50                    6.75

1996
First Quarter                                 8.50                    0.50
Second Quarter                                6.00                    0.25
Third Quarter                                 2.50                    0.06
Fourth Quarter                                2.00                    0.06

1997
First Quarter                                 1.88                    0.12
Second Quarter                                2.88                    1.00
Third Quarter                                 2.00                    0.50
Fourth Quarter                                1.31                    0.41

1998
First Quarter                                 1.50                    0.50
Second Quarter                                1.50                    0.63
Third Quarter (through August 3, 1998)        1.44                    1.00

         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.
         -----------------

         The Company is involved in a Code Enforcement case with Monroe County arising out of the use of camping on the south side of the Company's formerly owned property (Sunshine Key Resort), which resulted in an adverse ruling and a lien against the Company's property. This case is on appeal before the Third District Court of Appeal. The appeal has been perfected and all necessary documents have been filed with the Third District Court of Appeals for over a year and no ruling has yet been issued. If the Appeals Court upholds the Monroe County Code Enforcement's lien, the maximum amount of that lien has already been settled at $20,000 in 1997. Nevertheless, and despite this contingent liability, the probability of success in this case is favorable as the factual and legal issue brought up in appeal present a strong probability that the Appeal's Court will vacate the lien and remand the matter to the Monroe County Code Enforcement Special Master for resolution. That determination from the Appeals court would eliminate this liability entirely. The Company has retained its interests in this suit notwithstanding the sale of its Sunshine Key Resort asset.

         The Company was also a party to Sunshine Key vs. American Southern Home Insurance. In September of 1995, litigation was commenced by Sunshine Key Associates Limited Partnership against American Southern Home Insurance Company ("Southern"). Sunshine Key brought suit against Southern for the recovery of damages, court costs and reasonable attorneys' fees based upon Southern's failure to pay Sunshine Key for a loss which was covered by an insurance policy issued by Southern for the benefit of Sunshine Key. The case was settled during January 1997 for $45,000.

         On or about February 1995, litigation was commenced by Sunshine Key Associates Limited Partnership for damages and court costs against Nations One Mortgage Services, Inc., f/d/a LifeCo. Mortgage Services, Inc. for failure to close upon its mortgage loan commitment and its failure to return to Sunshine Key commitment fees in the amount of $30,000. The defendants have responded to the lawsuit and discovery has been completed. The case is presently awaiting a court hearing date and there have not been any new developments in this matter. The Company has retained its interests in this suit notwithstanding the sale of its Sunshine Key Resort asset.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         ----------------------------------------------

         Reported and incorporated by reference to the Company's 8-K dated April 13, 1998.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         ----------------------------------------

         On June 11, 1990, the Company issued 1,000 shares of Common Stock to the Company's incorporator, Rene Gomez, for consideration of $500 plus services rendered. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On June 20, 1990, the Company issued an aggregate of 600,000 shares and 200,000 Class A Warrants to eight of the founders of the Company at a price of $0.01 per share in consideration of an aggregate of $6,000 and 3,000,000 shares to the ninth founder of the Company at a price of $0.01 per share for aggregate consideration of $3,000. The Class A Warrants are exercisable until March 19, 2000 on a one for one basis to Common Stock at an exercise price of $5.00 per share. The issuance of such shares and warrants was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On August 13, 1990, the Company issued an aggregate of 200,000 Class B Warrants to four of the founders of the Company for services rendered. The Warrants are exercisable until March 19, 2000 on a one for one basis to common stock at an exercise price of $5.00 per share. The issuance of such warrants was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         Between September 15, 1990 and November 23, 1990, the Company issued an aggregate of 10,000 shares of Common Stock to one hundred and sixty eight investors in a private offering of the Company's Common Stock. The Company received gross proceeds of $10,000 from this private offering. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Rule 504 and Section 3(b) of the Act.

         On August 31, 1995, the Company issued an aggregate of 3,010,000 shares of Common Stock to the 36 limited partners of Sunshine Key Associates Limited Partnership pursuant to a Share Exchange Agreement. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On April 3, 1997, the Company issued 200,000 shares of Common Stock to Jaime Gomez and Rod Martin in exchange for certain consulting services rendered in connection with assisting the Company with (1) the merger of the Company and Sunshine Key Associates Limited Partnership, (2) filing Standard & Poor's application and Form 211 application for listing of the Company's Common Stock on the OTC; and (3) maintaining current public information and shareholder relations. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On May 7, 1997, the Company issued 6,667 shares of Common Stock to La Regional Corporation. The issuance of such shares was pursuant to a capital contribution of $10,000 by La Regional Corporation and was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On June 3, 1997, the Company issued an aggregate of 1,067,362 shares of Common Stock in consideration for the satisfaction of certain outstanding loans, as follows: 425,093 shares were issued to Carl J. Knorr, Jr. Of the total issued to Mr. Knorr, 91,760 shares were the result of debt being transformed into equity, and 333,333 shares were in consideration for a guarantee of a $1,000,000 commitment made by the Company. 101,203 shares were issued to Infinity Investment Group, Inc. and were also the result of debt being transferred into equity. 210,733 shares were issued to Thomas L. Callahan, and the issuance was also the result of debt being transformed into equity. 130,333 shares were issued to Workout Associates and were the result of debt being transferred to equity. 200,000 shares were issued to Jane Bergman and were the result of compensation for an Employment Contract.

         On June 11, 1997, 20,166 shares were issued by the Company at a purchase price of $1.50 per share to two investors. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.

         On January 1, 1998 the Company issued 50,000 shares of common stock to the law firm of Atlas, Pearlman, Trop and Borkson and an affiliate as payment of legal fees. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.

         On March 9, 1998, the Company issued an aggregate of 40,000 shares of Common Stock of which 20,000 shares each were issued to Jane Bergman and were the result of quarterly compensation for the quarter ended August 31, 1997 and November 30, 1997 per her Employment Contract. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.


         On February 26, 1998, the Company granted to the Chief Financial Officer ("CFO"), the option to purchase up to 50,000 shares of Common Stock at an exercise price of $.01 per share that is vested and exercisable on March 1, 1998. On March 6, 1998, the CFO exercised the option and on March 9, 1998 was issued 50,000 shares of Common Stock of the Company as restricted shares under Rule 144 of the Securities Act of 1933. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.


         On June 16, 1998, the Company issued an aggregate of 40,000 shares of Common Stock of which 20,000 shares each were issued to Jane Bergman and were the result of quarterly compensation for the quarter ended February 28, 1998 and May 31, 1998 per her Employment Contract. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         ------------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         The following are the audited and unaudited Financial Statements for the Company, including the audited balance sheet, statements of operations, changes in capital deficiency, and cash flows at December 31, 1996 and 1997, and the unaudited balance sheet, statements of operations, changes in capital deficiency, and cash flows for the quarter ended June 30, 1998.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1 Articles of Incorporation dated 5/30/90 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.2 Articles of Incorporation Amendment to the Articles of Incorporation dated 6/29/95 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.3 Articles of Incorporation Amendment to the Articles of Incorporation dated 6/20/90 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.4 Articles of Incorporation Amendment to the Articles of Incorporation dated 8/15/95 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.5 Ohio Key I Articles of Incorporation dated 12/16/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.6 Ohio Key II Articles of Incorporation dated 12/16/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.7 Bylaws (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.8 Ohio Key I Bylaws (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.9 Ohio Key II Bylaws (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
3.10 Articles of Incorporation Amendment to the Articles of Incorporation dated June 29, 1997 (Incorporated by reference to the exhibit of the same number filed with the Company's Form 10-KSB as filed with the Securities and Exchange Commission on April 14, 1998, File No. 000-23075)
4.1 Specimen Common Stock Certificate (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
4.2 Specimen Class A Common Stock Purchase Warrant (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
4.3 Specimen Class B Common Stock Purchase Warrant (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.1 Share Exchange Agreement between the Company and all of the limited partners of Sunshine Key Associates Limited Partnership effective August 30, 1995 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)

10.2 Loan Restructuring Agreement between Ohio Key I, Inc.; WAMCO XXII Ltd. and Sunshine Key Associates Limited Partnership dated 1/31/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.3     Promissory Note between WAMCO XXII, Ltd., Ohio Key I, Inc. and Ohio
         Key II, Inc. dated 12/31/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.4 Restated Mortgage and Assumption Agreement (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.5 Assignment for Assumption of Leases between Ohio Key I, Inc and Sunshine Key Associates Limited Partnership dated 1/24/97 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No.
         000-23075)
10.6 Agreement for Assumption of Liabilities between Ohio Key I, Inc. and Sunshine Key Associates Limited Partnership dated 1/24/97 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No.
         000-23075)
10.7 Assignment and Assumption of Contracts between Ohio Key I, Inc. and Sunshine Key Associates Limited Partnership dated 1/24/97 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No.
         000-23075)
10.8 Assignment between Ohio Key I, Inc. and Sunshine Key Associates Limited Partnership dated 1/24/97 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.9 Employment Agreement between the Company and Timothy Benjamin dated 10/31/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.10 Employment Agreement between the Company and Jane E. Bergman dated 6/1/97 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.11 Stock Option Agreement between the Company and Timothy Benjamin dated 10/01/96 (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
10.12 Employment Agreement between the Company and Timothy Benjamin dated 10/31/97 (Incorporated by reference to the exhibit of the same number filed with the Company's Form 10-KSB as filed with the Securities and Exchange Commission on April 14, 1998, File No. 000-23075)
 10.13 Stock Option Agreement between the Company and Timothy Benjamin dated 10/31/97 (Incorporated by reference to the exhibit of the same number filed with the Company's Form 10-KSB as filed with the Securities and Exchange Commission on April 14, 1998, File No. 000-23075)
 10.14 Agreement of Purchase and Sale and Escrow Instructions (Incorporated by reference to the exhibit of the same number filed with the Company's Form 10-QSB/A as filed with the Securities and Exchange Commission on June 5, 1998, File No. 000-23075)

27.1     Financial Data Schedule. (1)
99.1 Order Confirming Debtor's Modified Third Amended Plan of Reorganization, Case No. 96-10174-BKC-RAM in the United States Bankruptcy Court, Southern District of Florida (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)
99.2 Company's Modified Third Amended Plan of Reorganization (Incorporated by reference to the exhibit of the same number filed with the Company's registration statement on Form SB-2 as filed with the Securities and Exchange Commission on September 12, 1997, File No. 000-23075)

------------------
(1) Filed herewith

Reports on Form 8-K

         The Company filed a report on Form 8-K, date of report December 5, 1997, which reported the Company's change in Accountants.

Financial Statements

         Unaudited Consolidated Balance Sheet for the quarter ended June 30,
         1998.
         Unaudited Consolidated Statement of Operations for the quarter ended June 30, 1998.
         Unaudited Consolidated Statement of Cash Flows for the quarter ended June 30, 1998.
         Audited Consolidated Balance Sheet for the years ended December 31, 1997 and December 31, 1996.
         Audited Consolidated Statement of Operations for the years ended December 31, 1997 and December 31, 1996.
         Audited Consolidated Statements of Stockholders Deficit for the years ended December 31, 1997 and December 31, 1996.
         Audited Consolidated Statement of Cash Flows for the years ended December 31, 1997 and December 31, 1996.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PELICAN PROPERTIES
                                      INTERNATIONAL, CORP.



Date: September 4, 1998               By:     /s/ C. John Knorr
                                          ---------------------
                                               C. John Knorr, Chairman



                                          PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                     AND SUBSIDIARIES
                                           Condensed Consolidated Balance Sheets
                                                        (Unaudited)

Assets                                                           June 30, 1998           December 31,1997
                                                                                               (Proforma)
CURRENT ASSETS
  Cash                                                         $      253,951            $         63,335
  Cash, restricted                                                  7,859,440                        -
  Other current assets                                                 17,492                        -
                                                               ---------------           ------------------

         Total current assets                                       8,130,883                      63,335

PROPERTY, PLANT AND EQUIPMENT, net                                     17,784                      14,105

OTHER ASSETS                                                            4,003                       4,003
                                                              ----------------           ----------------

         Total assets                                          $    8,152,670            $         81,443
                                                               ==============            ================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses                        $       39,039             $          -
  Current portion of pre-petition debt                                    -                       32,260
  Other current liabilities                                            88,820                     89,956
  Current maturities of long-term debt                                  9,838                        -
  Income taxes payable - discontinued operations                    1,569,785                        -
  Net current liabilities of discontinued operations                                              605,648
  Loan payable to stockholders                                            -                       241,153
                                                               ---------------           ----------------
                  Total current liabilities                          1,707,482                    969,017
                                                               ---------------           ----------------

LONG TERM LIABILITIES
  Long term portion of pre-petition debt                                  -
120,547
  Deferred income taxes                                             1,942,135                         -
         Total long term liabilities                                1,942,135                    120,547

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock (6%), par value $.001; 1,000,000 shares
  authorized and 195,907 issued as of  December 31, 1997                  -                          196
 Common stock, par value $.001; 100,000,000 shares
   authorized; 4,954,185 shares issued as of  December 31,
   1997 and 5,094,185 shares issued as of June 30, 1998                 5,094                      4,954
 Additional paid in capital                                         3,278,590                  3,536,894
 Retained earnings (accumulated deficit)                            1,219,369            (     4,550,165)
                                                               ---------------            ---------------
         Total stockholders' equity (deficit)                       4,503,053            (     1,008,121)
                                                               ---------------            ---------------

         Total liabilities and stockholders' equity             $   8,152,670           $         81,443
                                                                =============           ================

                                       24



                                          PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                     AND SUBSIDIARIES
                                      Condensed Consolidated Statements of Operations
                                                        (Unaudited)

                                                 Three Months Ended              Six Months Ended
                                               June 30,        June 30,       June 30,       June 30,
                                                   1998            1997           1998           1997
                                                             (Proforma)                    (Proforma)
REVENUES $                               $           -    $          -   $          -               -
COST OF REVENUES                                     -               -              -               -
                                        ---------------  --------------  ---------------  -------------
GROSS PROFIT                                         -               -             -                -
                                        ---------------  --------------  ---------------  -------------

EXPENSES
    General and administrative                   91,674          32,694        142,565         55,855
    Interest                                     51,768               -         51,768              -
    Depreciation and amortization                   194               -            194              -
                                         --------------  --------------  --------------  --------------
     Total expenses                             143,636          32,694        194,527         55,855
                                         --------------  --------------  --------------  --------------
Loss from continuing operations
  before other income (expenses)               (143,636)        (32,694)      (194,527)       (55,855)

OTHER INCOME (EXPENSE)                              587         (66,209)        (45,532)     (153,978)
                                       ----------------  ---------------  --------------  -------------

Loss from continuing operations
 before income taxes                           (143,049)       ( 98,903)      (240,059)      (209,833)

 TAX  BENEFIT                                   (53,858)        (37,237)       (90,382)       (79,002)
                                         --------------  -------------- --------------     ------------

Loss from continuing operations                 (89,191)        (61,666)      (149,677)      (130,831)

Gain on sale of discontinued
  operations (net of income taxes)            5,477,012               -      5,477,012              -
Income (loss) from discontinued
  operations (net of income taxes)             (134,401)       (118,282)        80,629         160,798
                                         --------------   -------------      ----------    ------------

Income (loss) before extraordinary gain       5,253,420        (179,948)     5,407,964          29,967

Extraordinary Gain (net of income taxes)        361,570              -         361,570               -

NET INCOME (LOSS                           $  5,614,990    $   (179,948)   $ 5,769,534    $     29,967
                                           ============    ============    ===========    ============

Basic and diluted earnings (loss) per share:
         Continuing operations                 $  (.02)          $ (.01)       $  (.03)           (.03)
         Sale of discontinued operations          1.08                -           1.08               -
         Discontinued operations                  (.03)            (.03)           .02             .04
         Extraordinary gain                        .07                -            .07               -
                                               --------       ----------     ---------       ---------
Net income (loss)                              $  1.10          $  (.04)       $  1.14          $   .01
                                               ========        =========       ========         =======

Weighted average number
of shares basic and diluted                  5,080,852        4,832,976      5,052,170        4,700,203
                                            ==========       ==========     ==========       ==========

                                       25


                                          PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                     AND SUBSIDIARIES
                                      Condensed Consolidated Statements of Cash Flows
                                  For the six months ended June 30, 1998 and June 30, 1997
                                                        (Unaudited)



                                                                          1998                  1997
                                                                                           (Proforma)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations:                                     $   ( 149,677)     $    (130,831)
Adjustments to reconcile income from continuing operations
  to net cash (used) provided by continuing operations:
     Depreciation and amortization                                             194                  -
  Changes in working capital of continuing operations:
     Decrease (increase) in other assets                                   (17,492)            95,542
     Increase (decrease) in accounts payable
        and accrued expenses                                                39,038           ( 57,135)
     (Decrease) in other current liabilities                                (1,136)           (79,002)
                                                                     ---------------     -------------
          Net cash used by continuing operations                          (129,073)          (171,426)
                                                                     --------------      ------------
          Net cash (used) provided by
              discontinued operations                                     (643,043)           392,848
                                                                     -------------       ------------
         Net cash (used) provided by operating activities                 (772,116)           221,422
                                                                     -------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of property and equipment                                  (3,873)          (100,878)
     Proceeds from sale of discontinued operations                      14,983,262                  -
                                                                      ------------       -------------
         Net cash (used) provided by investing activities               14,979,389           (100,878)
                                                                     -------------       -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments on long-term debt of
        discontinued operations                                         (5,622,704)          (130,000)
     Repayment of shareholders' loans                                     (241,153)                 -
     Cash redemption of preferred stock                                   (293,860)                 -
     Proceeds from issuance of common stock                                    500                  -
                                                                     --------------     -------------
         Net cash (used) provided by financing activities               (6,157,217)          (130,000)
                                                                     -------------      -------------

Net increase (decrease) in cash and cash equivalents                     8,050,056             (9,456)

Cash and cash equivalents, beginning of period                              63,335            105,342
                                                                   ---------------      -------------

Cash and cash equivalents, end of period                             $   8,113,391      $      95,886
                                                                     =============      =============

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

Note 1 - BASIS OF PRESENTATION
-------------------------------

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The quarterly financial information included herein is unaudited. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. A description of the Company's accounting policies and other financial information is included in its audited consolidated financial statements for the year ended December 31, 1997.

The June 30, 1998 condensed consolidated financial statements include the accounts of Pelican Properties, International Corp. and its wholly owned subsidiaries Ohio Key I, Inc. and Ohio Key II, Inc. and its 99% owned subsidiary, Sunshine Key Associates Limited Partnership, an inactive Partnership after December 31, 1996.

As more fully discussed in Note 2, the Company's net liabilities have been segregated from continuing operations in the accompanying condensed consolidated balance sheets, and its operating results are segregated and reported as discontinued operations in the accompanying condensed consolidated statements of operations and cash flows. The Company's 1997 condensed consolidated financial statements are shown proforma for comparison purposes.

The June 30, 1997 condensed consolidated financial statements have been adjusted retroactively to reflect significant 1997 fourth quarter adjustments.

Note 2 - SALE OF DISCONTINUED OPERATIONS
----------------------------------------

On May 29, 1998, the Company, through its wholly owned subsidiaries Ohio Key I, and Ohio Key II, sold its only revenue producing asset known as Sunshine Key RV Resort and Marina, which resulted in a gain of $ 8,784,302, which is net of $ 3,307,290 in taxes. The proceeds were used to pay outstanding indebtedness of $5,589,908 existing at date of sale. The sale is intended to qualify as a like-kind exchange as promulgated by Internal Revenue Code Section 1031. In order to ensure this type of income tax treatment, certain qualifying criteria must be met, including, but without limitation, the proceeds are to be held by a third party and such proceeds must be used to acquire like-kind property or properties. It is the intention of management to continue the Company's primary business and to reinvest such proceeds in resort type real estate.

As an additional result of the sale of discontinued operations, the company benefited from a forgiveness of debt due to early extinguishment. This is reflected on the Company's financial statements as an extraordinary gain of $ 361,570, which is net of $ 218,973 in taxes.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


Note 3 - DISCONTINUED OPERATIONS

As more fully discussed in Note 2, the Company sold its principal revenue producing asset, and accordingly, the results of operations of Ohio Key I, and Ohio Key II, are being accounted for as discontinued operations. Also, the condensed consolidated balance sheet as of June 30, 1997 has been reclassified and shown proforma to reflect the Company's net liabilities of discontinued operations.

Net current liabilities of discontinued operations at December 31, 1997 are summarized as follows:


     Accounts receivable                      $    54,535
     Inventories                                   52,992
     Other current assets                          27,303
     Property and equipment, net                6,171,103
     Other assets                                 105,826
     Accounts payable & accrued expenses         (251,690)
     Deferred revenues                           (222,764)
     Other current liabilities                   (313,875)
     Accrued interest                            (217,348)
     Current maturities of long-term debt         (65,018)
     Long-term debt                            (5,946,712)
     Total                                    $  (605,648)
                                              ===========

Note 3 - DISCONTINUED OPERATIONS (continued)

Information relating to the discontinued operations for the six months ended June 30, 1998 and 1997 are summarized as follows:

                                                1998              1997
                                               --------          -------
     Revenues                                    $ 1,853,644      $ 2,311,196
     Costs of revenues                              (439,490)        (668,823)
     Operating expenses                             (622,120)        (732,278)
     General & administrative expenses              (296,868)        (296,135)
     Interest expense                               (195,177)         (93,578)
     Depreciation and amortization                  (142,681)        (161,001)
     Income taxes                                    (76,679)        (198,583)
                                                 -----------      -----------
     Income from discontinuing operations        $    80,629      $   160,798
                                                 ===========      ===========

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

Note 4 - STOCK BASED COMPENSATION
---------------------------------

On January 1, 1998 the Company issued 50,000 shares of common stock as payment of legal fees resulting in a $50 increase to "Common Stock" and a $6,200 increase to "Additional paid in capital."

On February 28, 1998 the Company issued 20,000 shares of common stock as compensation resulting in a $20 increase to "Common stock" and a $2,480 increase to "Additional paid in capital" . On May 29, 1998 the Company issued 20,000 shares on common stock as compensation resulting in a $20 increase to "Common Stock" and a $26,230 increase to "Additional paid in capital".

On February 26, 1998 the Company granted to the Chief Financial Officer ("CFO") , the option to purchase up to 50,000 shares of Common Stock at an exercise price of $.01 per share that is vested and exercisable on March 1, 1998. On March 6, 1998, the CFO exercised the option and was issued 50,000 shares of Common Stock of the company as restricted shares under Rule 144 of the Securities Act of 1933.

Note 5 - NET INCOME (LOSS) PER SHARE
------------------------------------

The net income (loss) per share is computed by dividing the net income or (loss) for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of prior years common stock options) for the period plus the dilutive effect of outstanding common stock options, warrants, and preferred shares considered common stock equivalents.

Note 6 - PREFERRED STOCK
------------------------

On June 30, 1997, the Company issued 195,907 shares of Series A Preferred Stock in exchange for payment of $293,862 of debt, $223,862 of which was included in Pre-petition debt and $70,000 was owed to a related party. On May 29, 1998, the Company redeemed 195,907 shares of Series A Preferred Stock or all of its Preferred Stock for $ 293,862 in cash.

Note 7 - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

During 1998, the company issued shares of common stock as payment for legal expenses and as compensation of officers totaling $ 6,250 and $ 28,750 respectively.

Included in the Company's June 30, 1998 statement of operations is a non-cash extraordinary gain in the amount of $ 361,570 net of $ 218,973 in taxes. This resulted from an early extinguishment of debt as a result of the sale of discontinued operations.

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Pelican Properties, International Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Pelican Properties, International Corp. and Subsidiaries (the "Company") as of December 31, 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pelican Properties, International Corp. and Subsidiaries at December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in NOTE 3 to the consolidated financial statements, the Company has experienced losses resulting in a deficit equity position. At December 31, 1997, the Company's current liabilities exceeded its current assets by approximately $2,200,000. Future working capital requirements are dependent on the Company's ability to restore and maintain profitable operations, to restructure its financing arrangements or obtain alternative financing as required. Management's plans in regard to these matters are also described in NOTE 3. As described in NOTES 6, 12 and 16, the Company emerged from bankruptcy in December, 1996 under a plan of reorganization. It is not possible to predict the outcome of future operations or whether the necessary alternative financing can be arranged, if needed. The Company's ability to achieve the foregoing elements of its business plan, which may be necessary to permit the realization of assets and satisfaction of liabilities in the ordinary course of business, is uncertain. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MORRISON, BROWN, ARGIZ AND COMPANY

Certified Public Accountants
Miami, Florida
February 27, 1998 (except Note 17, as
to which the date is March 6, 1998)

INDEPENDENT AUDITOR'S REPORT




Board of Directors and Stockholders
Pelican Properties, International Corp. and Subsidiaries

We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of Pelican Properties, International Corp. and Subsidiaries (the "Company") for the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Pelican Properties, International Corp. and Subsidiaries for the year ended December 31, 1996, in conformity with generally accepted accounting principles.




GARCIA, ESPINOSA, MIYARES & CO.
Certified Public Accountants
Coral Gables, Florida
April 9, 1997


                                 PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                                                CONSOLIDATED BALANCE SHEET
                                                     DECEMBER 31, 1997


ASSETS

CURRENT ASSETS
  Cash                                                               $        63,335
  Accounts receivable                                                         54,535
  Inventories                                                                 52,992
  Other current assets                                                        27,303
                                                                     ---------------

           TOTAL CURRENT ASSETS                                              198,165

PROPERTY AND EQUIPMENT, net                                                6,171,103

OTHER ASSETS                                                                 123,870
                                                                     ---------------
           TOTAL ASSETS                                              $     6,493,138
                                                                     ===============

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable and accrued expenses                              $       252,824
  Deferred revenues                                                          222,764
  Current portion of pre-petition debt                                        32,260
  Other current liabilities                                                  620,045
  Current maturities of long-term debt                                     1,065,018
  Loans payable to stockholders                                              241,153
                                                                     ---------------

           TOTAL CURRENT LIABILITIES                                       2,434,064
                                                                     ---------------
LONG TERM LIABILITIES
  Long-term debt, less current maturities                                  4,946,649
  Long-term portion of pre-petition debt                                     120,546
                                                                     ---------------
           TOTAL LONG TERM LIABILITIES                                     5,067,195

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
 Preferred Stock, par value $.001; 1,000,000 shares
 authorized and 195,907 shares Series A convertible
 cumulative 6%, issued and outstanding                                           196
 Common stock, par value $.001; 100,000,000 shares
  authorized; 4,954,185 shares issued and outstanding                          4,954
 Additional paid in capital                                                3,536,894
 Accumulated deficit                                                      (4,550,165)
                                                                     ---------------

           TOTAL STOCKHOLDERS' DEFICIT                                    (1,008,121)
                                                                     ---------------
           TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT               $     6,493,138
                                                                     ===============

                                       1
The accompanying notes are an integral part of these consolidated financial statements.


                                 PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                             FOR THE YEARS ENDED DECEMBER 31,



                                                                                        1997                  1996
                                                                                    ---------------       ---------------

REVENUES                                                                            $     3,648,678      $      3,342,310

COST OF REVENUES                                                                          1,081,893             1,022,029
                                                                                    ---------------       ---------------

GROSS PROFIT                                                                              2,566,785             2,320,281
                                                                                    ---------------       ---------------

EXPENSES
   Operating                                                                              1,308,852             1,272,766
   General and administrative                                                               708,569               520,444
   Interest                                                                                 439,505               243,889
   Depreciation and amortization                                                            337,875               212,168
                                                                                    ---------------       ---------------

           TOTAL EXPENSES                                                                 2,794,801             2,249,267
                                                                                    ---------------       ---------------

INCOME (LOSS) FROM OPERATIONS                                                              (228,016)               71,014

OTHER EXPENSES, net                                                                        (254,320)             (202,126)
                                                                                    ---------------       ---------------

LOSS BEFORE MINORITY INTEREST
  AND EXTRAORDINARY GAIN                                                                   (482,336)             (131,112)

MINORITY INTEREST IN LOSS FROM SUBSIDIARY                                                      -                   (2,181)
                                                                                    ---------------       ---------------

LOSS BEFORE EXTRAORDINARY GAIN                                                             (482,336)             (133,293)

EXTRAORDINARY GAIN (Net of minority interest of $28,331)                                       -                1,912,093
                                                                                    ---------------       ---------------

           NET INCOME (LOSS)                                                        $      (482,336)      $     1,778,800
                                                                                    ===============       ===============

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
 FROM CONTINUING OPERATIONS                                                         $         (.10)       $         (.03)
                                                                                    ==============        ==============

BASIC AND DILUTED EARNINGS PER SHARE FROM
 EXTRAORDINARY ITEMS                                                                $          -          $           .51
                                                                                    ===============       ===============

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE                                         $         (.10)       $           .48
                                                                                    ==============        ===============

The accompanying notes are an integral part of these consolidated financial statements.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                                              Common Stock               Preferred Stock             Additional
                                                              ------------               ---------------              Paid-in
                                                          Shares         Amount        Shares           Amount        Capital
                                                   -----------------------------------------------------------------------------

     Balances - January 1, 1996                          3,606,094   $       3,606           -     $        -      $   2,300,781

     Conversion of 1996 pre-petition debt to equity        534,029             534           -              -            800,511

     Issue of stock compensation                           100,000             100           -              -              6,150

     Issue of stock compensation                           333,333             333           -              -             20,500

     Issue of common stock options -

      loan origination                                        -               -              -              -             41,667

     Net income                                               -               -              -              -               -
                                                     -------------   -------------  -------------  -------------   -------------

     Balances - December 31, 1996                        4,573,456           4,573           -             -           3,169,609
                                                     -------------   -------------  -------------  -------------   -------------

     Issue of stock compensation                            50,000              50           -              -              3,075

     Issue of stock compensation                            50,000              50           -              -              3,075

     Issue of common stock                                 200,000             200           -              -             24,800

     Issue of preferred stock                                 -               -           195,907            196         293,666

     Issue of common stock to repay loan                    20,156              20           -              -             30,230

     Issue of common stock to shareholder                   13,906              14           -              -                (14)

     Issue of common stock to repay loan                     6,667               7           -              -              9,993

     Issue of stock compensation                            20,000              20           -              -              1,230

     Issue of stock compensation                            20,000              20           -              -              1,230

     Net loss                                                 -               -              -              -               -
                                                     -------------   -------------  -------------  -------------   -------------

     Balances - December 31, 1997                        4,954,185   $       4,954        195,907  $         196   $   3,536,894
                                                     =============   =============  =============  =============   =============

(restubbed table)
                                                        Accumulated
                                                          Deficit           Total
                                                     ----------------------------

Balances - January 1, 1996                            $  (5,846,629) $   (3,542,242)

Conversion of 1996 pre-petition debt to equit                  -            801,045

Issue of stock compensation                                    -              6,250

Issue of stock compensation                                    -             20,833

Issue of common stock options -

 loan origination                                              -             41,667

Net income                                                1,778,800       1,778,800
                                                      -------------  --------------

Balances - December 31, 1996                             (4,067,829)       (893,647)
                                                      -------------  --------------

Issue of stock compensation                                    -              3,125

Issue of stock compensation                                    -              3,125

Issue of common stock                                          -             25,000

Issue of preferred stock                                       -            293,862

Issue of common stock to repay loan                            -             30,250

Issue of common stock to shareholder                           -                  0

Issue of common stock to repay loan                            -             10,000

Issue of stock compensation                                    -              1,250

Issue of stock compensation                                    -              1,250

Net loss                                                  (482,336)        (482,336)
                                                      ------------   --------------

Balances - December 31, 1997                          $ (4,550,165)  $   (1,008,121)
                                                      =============  ==============





The accompanying notes are an integral part of these consolidated financial statements.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                           1997                  1996
                                                                                    ---------------       ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                 $      (482,336)      $     1,778,800
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization                                                          337,875               212,168
     Extraordinary gain - forgiveness of debt                                                  -               (1,940,424)
     Non-cash compensation                                                                    8,750                 6,250
     Impaired assets written-off and disposed of                                             49,880                  -

     Change in operating assets and liabilities:
       Accounts receivable                                                                   32,481                (9,753)
       Inventories                                                                            3,333                (9,481)
       Other current assets                                                                 252,397                (2,473)
       Other assets                                                                           8,384               274,338
       Accounts payable and accrued expenses                                                  3,598              (271,036)
       Deferred revenues                                                                      6,419                 3,108
       Other current liabilities                                                            307,335                (6,018)
       Due to affiliate                                                                    (102,272)              102,272
       Pre-Petition debt                                                                       -                  442,979
                                                                                    ---------------       ---------------

           NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                                            425,844               580,730
                                                                                    ---------------       ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                                     (326,808)             (144,319)
                                                                                    ---------------       ---------------

           NET CASH USED BY INVESTING ACTIVITIES                                           (326,808)             (144,319)
                                                                                    ---------------       ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments on long-term debt                                                     (358,962)             (300,000)
  Payment of pre-petition debt                                                               59,309                  -
  Proceeds from other loans                                                                 277,228                70,252
                                                                                    ---------------       ---------------

           NET CASH USED BY FINANCING ACTIVITIES                                           (141,043)             (229,748)
                                                                                    ---------------       ---------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                                                       (42,007)              206,663

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                105,342              (101,321)
                                                                                    ---------------       ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                              $        63,335       $       105,342
                                                                                    ===============       ===============

The accompanying notes are an integral part of these consolidated financial statements.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 1 -        BUSINESS AND ORGANIZATION

                  Pelican Properties, International Corp. ("Pelican") through its subsidiary, Ohio Key I, Inc. and Ohio Key II, Inc. ("Subsidiaries") (collectively the "Company"), owns and operates a recreational vehicle and camping resort in the Florida Keys as its primary business. The Subsidiaries also own and operate a convenience store, gas station, bait and tackle shop, and marina on its premises. In August, 1995, an agreement was consummated whereby the majority of the Limited Partners of Sunshine Key Associates, Ltd., Partnership ("Partnership") exchanged limited partnership interests for shares of the common stock in Pelican Properties, International Corp. Pelican did not acquire any part of the general partnership interest in the Partnership. As of December 31, 1997 and 1996, the Subsidiary and Partnership interest represented the majority of Pelican's assets and liabilities. Furthermore, as a result of the bankruptcy plan and related debt restructuring, substantially all assets and liabilities of the Partnership were merged into Ohio Key I, Inc. and Ohio Key II, Inc. on January 1, 1997. Pelican is in the business of acquiring suitable business ventures primarily in the travel and leisure industry.

                  The Company is economically dependent upon the recreational and tourism trade and changes inweather conditions in the Florida Keys. The operations are seasonal, with peaks during the first and fourth quarters of the year.

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

                  The consolidated financial statements include the financial statements of Pelican Properties, International Corp. and its 98.54% limited partnership interests in Sunshine Key Associates, Ltd. Partnership for the year ended December 31, 1996. For the year ended December 31, 1997, the consolidated financial statements include the financial statements of Pelican and its wholly owned subsidiaries, Ohio Key I, Inc. and Ohio Key II, Inc. All material intercompany transactions and balances have been eliminated.

                USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents are defined as financial instruments with maturities of three months or less. As a result, the recorded amounts approximate their fair value. The Company maintains its cash and cash equivalents with high quality financial institutions. At times, such balances may be in excess of the federally insured limit of $100,000.

                ACCOUNTS RECEIVABLE

                  Accounts receivable at December 31, 1997 and 1996 consisted of community fees, credit card charges, and storage fees. The fair value of accounts receivable approximates the recorded amounts. No allowance for uncollectible accounts was considered necessary at December 31, 1997.

                INVENTORIES
                  Inventories consisting of groceries, gift shop items, bait and tackle, gas, oil, and other supplies are valued at the lower of cost or market. Cost is determined using the first in, first-out (FIFO) method.

                PROPERTY AND EQUIPMENT

                  Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Expenditures for major improvements and additions are capitalized and depreciated while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

                INCOME TAXES

                  Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                INCOME TAXES (CONTINUED)

                Management does not believe that any part of the extraordinary gain for the year ended December 31, 1996, resulting in its entirety from the forgiveness of debt incurred by the Partnership under its Chapter 11 Plan of Reorganization, will be taxable to the Company under the bankruptcy exception, as provided in Code Section 108 of the Internal Revenue Code. The entire gain has been treated as a permanent difference for the 1996 income tax expense calculation. In the event that the Internal Revenue Service would deem that all, or part of the extraordinary gain is taxable, the Company may incur an additional, material tax liability. The financial statements do not include any adjustments that may result from this uncertainty.

                REVENUE RECOGNITION

                The Company records site rentals on the accrual basis of accounting ratably over the term of guest stays, as earned. The Company requires a non-refundable deposit prior to the actual stay, which is recorded as reservation deposits within other current liabilities in the accompanying consolidated balance sheet.

                Deferred revenues arise from annual community fees charged in advance to park model owners. The Company recognizes community fees over the term of the year, as earned.

                EARNINGS PER SHARE

                At December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior-period EPS data presented.

                The net income (loss) per share is computed by dividing the net income or loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of prior year common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the 1996 net loss per share calculation as their effect would be antidilutive. The difference between primary and fully diluted earnings per share is not material.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
                  EARNINGS PER SHARE (CONTINUED)

                Basic and diluted earnings per share amounts are equal because the Company has a loss from continuing operations and outstanding options, warrants and their equivalents are non-exercisable as of December 31, 1997. Additionally, consideration of the redeemable preferred stock would result in anti-dilutive effects to earnings per share.

                The weighted average number of shares used to compute EPS were 4,743,819 and 3,737,441 for 1997 and 1996, respectively.

NOTE 3 -        GOING CONCERN

                As shown in the accompanying consolidated financial statements, the Company has incurred losses and has deficits in working capital and net worth. Additionally, the Company has a $1 million debt maturing in December, 1998 (NOTE 6). These factors raise substantial doubt about the Company's ability to continue as a going concern.

                Management is working to refinance the debt due in December, 1998 and is evaluating methods to reduce costs and improve results of operations. There can be no assurance that the Company will be successful in its efforts to refinance the debt or restore and maintain profitable operations. The consolidated financial statements do not include any adjustments, other than the current classification of the long-term debt due in December, 1998 that might result from the outcome of this uncertainty.

NOTE 4 -        PROPERTY AND EQUIPMENT

                Property and equipment at December 31, 1997 consisted of the following:

                                                                                 Estimated Useful
                                                                                      Life
                                                                                 ----------------
                Land                                                                         -            $     3,814,761
                Buildings and improvements                                          15-31 years                 3,465,392
                Machinery and equipment                                               5-7 years                   985,827
                Furniture and fixtures                                                  7 years                   181,126
                Vehicles and trailers                                                 5-7 years                   223,268
                Pools, courts, etc.                                                     7 years                   133,134
                Computer software                                                       5 years                    10,365
                                                                                                          ---------------
                                                                                                                8,813,873

                Less accumulated depreciation                                                                   2,642,770
                                                                                                          ---------------
                                                                                                          $     6,171,103
                                                                                                          ===============

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 4 -        PROPERTY AND EQUIPMENT (CONTINUED)

                Depreciation was $222,428 and $212,168 for the years ended December 31, 1997 and 1996, respectively. Property and equipment are located primarily in Monroe County, Florida.

                The Company's land includes a certain amount of acreage designated as an Area of Critical County Concern (a bird sanctuary).

NOTE 5 -        OTHER ASSETS

                Other assets at December 31, 1997 consisted of the following:

                Security deposits                                                                         $        12,405
                Due from affiliate                                                                                  5,638
                Loan origination costs (net of amortization of $115,446)                                          105,827
                                                                                                          ---------------

                                                                                                          $       123,870
                                                                                                          ===============

                Beginning in 1997 loan origination costs are being amortized over 23 months. Amortization expense was $115,446 for the year ended December, 1997.

NOTE 6 -        LONG-TERM DEBT

                Mortgage note payable:
                  The Note was restructured and restated in January, 1997,
                  retroactive to December 31, 1996. The new agreement provides for interest payments of $5,000 to be paid monthly through
                  August 30, 1997. Commencing on August 30, 1997, the Note bears interest at 9% per annum (effective rate of 6.7% per annum).
                  Beginning on September 30, 1997, the Company began making
                  payments of principal and interest in the amount of $39,442.
                  The Note matures on October 30, 1999 at which time the
                  outstanding principal balance and all accrued interest will become due. Under certain conditions the Company may have an option to extend the maturity until October 30, 2002. The Note is secured by a mortgage which is collateralized by
                  substantially all property and equipment.                                                   $ 4,684,236

                                       9

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 6 -        LONG-TERM DEBT (CONTINUED)

                Promissory note payable:
                  Note payable at 12% per annum. Principal payable in 23
                  consecutive monthly installments of interest only commencing
                  February, 1997 and ending December, 1998, at which time the outstanding principal balance and all accrued interest will become due. The Note is secured by a second mortgage and by substantially all property and equipment and is guaranteed by
                  a stockholder.                                                                               $1,000,000

                Notes payable to Small Business Administration:
                  Two notes payable to the Small Business Administration were reorganized as a result of the Modified Third Amended Plan of
                  Reorganization. The notes are payable over ten years and
                  accrue interest at the rate of 4% per annum. For the first 24 months, commencing January, 1997, the monthly payments will be
                  $2,000. Thereafter, the outstanding principal balance and all accrued interest shall be amortized over an eight year period.
                  The notes are secured by a mortgage on substantially all
                  property and equipment.                                                                         327,431
                                                                                                          ---------------

                                                                                                                6,011,667

                Less current maturities                                                                         1,065,018
                                                                                                          ---------------

                Long-term debt                                                                            $     4,946,649
                                                                                                          ===============

                The fair value of the Company's long-term debt is estimated to approximate carrying value.

The aggregate maturities of long-term debt subsequent to December 31, 1997 are as follows:

                      1998                                                                                $     1,065,018
                      1999                                                                                      4,699,710
                      2000                                                                                         72,590
                      2001                                                                                         36,718
                      2002                                                                                         38,214
                      Thereafter                                                                                   99,417
                                                                                                          ---------------

                                                                                                          $     6,011,667
                                                                                                          ===============

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 6 -        LONG-TERM DEBT (CONTINUED)

                On January 11, 1996, the Partnership filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida. The case was filed in response to the foreclosure action initiated by Nationsbank, N.A. with respect to the real property owned by the Partnership. In May, 1996, the claims of Nationsbank were acquired by WAMCO XXII, Limited ("WAMCO"). Following various contested matters before the Bankruptcy Court, the Partnership was ultimately able to negotiate a settlement of the bankruptcy case with WAMCO. The agreement was reflected in the Modified Third Amended Plan of Reorganization ("Plan") proposed by the Partnership. The Plan called for an effective date of December 20, 1996. In January, 1997, the Company undertook the transactions necessary to make the Plan effective, including a refinancing of the property in order to reduce the obligation to WAMCO to $4.7 million. As per the agreement, the Company paid WAMCO a total amount of $1 million toward principal, of which $100,000 was paid directly by the Company in January, 1997. The discounted obligation was evidenced by a Restated Note and Mortgage which were executed in January, 1997, retroactive to December 31, 1996.

                In exchange for the foregoing concessions, the Company agreed to grant WAMCO continuing relief from the Automatic Stay to Complete Foreclosure in the event of a default by the Company or the Obligor under the terms of the agreement or the occurrence of a bankruptcy filing by or against the Obligor and full relief from the Automatic Stay to foreclose the mortgage securing the restructured debt in the event of any future bankruptcy filing by or against the Obligor.

                Aside from the treatment of the mortgage claims, the Plan also proposed to re-amortize the indebtedness evidenced by the second mortgage on the property and that the assets and liabilities of the Partnership be transferred to wholly owned subsidiaries of Pelican Properties, International Corp. Under the Plan, the Company will pay unsecured creditors in full, in cash, over a period of 48 months.

                Pursuant to Section 1141 of the Bankruptcy Code, the entry of the Confirmation Order discharges the Company of any and all liabilities listed on the Schedules, except as otherwise provided in the Plan. As of October 29, 1996, the Company emerged from the bankruptcy proceeding and is now operating as the Reorganized Debtor. It is management's opinion that they have complied, to date, with all transactions pursuant to the Plan.

                Interest expense on all indebtedness was $439,505 and $243,889 for the years ended December 31, 1997 and 1996, respectively.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 7 -        ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                Accounts payable and accrued expenses at December 31, 1997 consisted of the following:

                Accounts payable                                                                          $       112,651
                Sales taxes                                                                                        22,714
                Payroll taxes                                                                                       1,134
                Staff leasing expense                                                                              10,067
                Personal property taxes                                                                             5,716
                Real estates taxes                                                                                100,542
                                                                                                          ---------------

                                                                                                          $       252,824
                                                                                                          ===============

NOTE 8 -        OTHER CURRENT LIABILITIES

                Other current liabilities at December 31, 1997 consisted of the following:

                Reservation deposits                                                                      $       399,549
                Accrued and deferred interest                                                                     217,348
                Miscellaneous                                                                                       3,148
                                                                                                          ---------------

                                                                                                          $       620,045
                                                                                                          ===============

NOTE 9 -        INCOME TAXES

                The components for income taxes for the years ended December 31, 1997 and 1996 are as follows:

                                                                                        1997              1996
                                                                                    ---------------     -------------
                Current
                  Federal                                                           $    (121,765)    $     (14,160)
                  State                                                                   (19,697)           (2,291)
                                                                                    ---------------   ---------------

                                                                                         (141,462)          (16,451)
                                                                                    ---------------   ---------------

                Deferred
                  Federal                                                                 121,765            14,160
                  State                                                                    19,697             2,291
                                                                                    ---------------   ---------------

                                                                                          141,462            16,451
                                                                                    ---------------   ---------------

                         Total income taxes                                         $          -      $          -
                                                                                    ===============   ===============

                                       12

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 9 -        INCOME TAXES (CONTINUED)

                The provision (benefits) for deferred income taxes consists of the following:

                                                           1997             1996
                                                        ------------  ----------

                Increase in valuation allowance         $ 141,462     $   16,451


                Net deferred tax assets and liabilities at December 31, 1997 are as follows:

                Deferred tax assets:
                 Loss carryforward benefit                   $       257,602

                 Less valuation allowance                           (257,602)
                                                             ----------------
                Net deferred tax asset                       $          -
                                                             ================

                The valuation allowance for deferred tax assets was $257,602 at December 31, 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers, among other things, the scheduled deferred tax liabilities, projected future taxable income, and other planning strategies.

                The combined state and federal effective tax rate for 1997 and 1996 was 37.65%.

NOTE 10 -       RELATED PARTY TRANSACTIONS

                  Infinity Investments Group, Inc. ("Infinity") is a Florida corporation and the general partner of the Partnership. As per terms of a management agreement dated January 2, 1990 between Infinity and the Partnership, Infinity is to provide management services to the Partnership in exchange for a management fee equaling 3% of front desk revenues, plus 2% of total gross revenues, payable monthly. Management fees incurred for the years ended December 31, 1996 was $106,506. The agreement was terminated as part of the bankruptcy Plan, and therefore, no fees were incurred during 1997.

             PELICAN PROPERTIES INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   DECEMBER 31

NOTE 11 -       REVENUES

                Revenues consisted of the following:
                                                                                        1997                  1996
                                                                                    ---------------       ---------------
                Site rentals                                                        $     1,597,635       $     1,466,699
                Merchandise sales                                                         1,560,007             1,444,373
                Other (community fees and rental management)                                491,036               431,238
                                                                                    ---------------       ---------------

                                                                                    $     3,648,678       $     3,342,310
                                                                                    ===============       ===============

NOTE 12 -       COMMITMENTS AND CONTINGENCIES

                The Company is involved in an appeal of an adverse decision by the Monroe County Building Department to deny the right to use free standing concrete blocks to stabilize recreational vehicles. There is no threatened fine or penalty. However, the impact of this ruling could negatively effect the Company's ability to accommodate recreational vehicles that do not have alternative stabilization devices.

                The Company is involved in a Code Enforcement case with Monroe County arising out of the use of camping on the south side of the Company's property, which resulted in an adverse ruling and a lien against the Company's property. This case is on appeal before the Third District Court of Appeal. The appeal has been perfected and all necessary documents have been filed with the Third District Court of Appeals for over a year and no ruling has yet been issued. If the Appeals Court upholds the Monroe County Code Enforcement's lien, the maximum amount of that lien was settled and paid during 1997 at $20,000. Despite this contingent liability, the probability of success in this case is favorable.

                The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

                Legal fees incurred were approximately $114,000 and $163,000 for the years ended December 31, 1997 and 1996, respectively.

                As previously stated in NOTE 6 to the financial statements, as a result of the bankruptcy plan and related debt restructuring at January 1, 1997, the Company is currently paying the mortgage holders under the terms of all of the various restructured and new notes payable. Foreclosure by any of the mortgage holders upon default of any of the terms and conditions of the agreements (see NOTE 6), may at that time, terminate the Company's ability to satisfy its remaining obligations and pose substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 12 -       COMMITMENTS AND CONTINGENCIES (CONTINUED)

                ENVIRONMENTAL MATTERS

                During 1997, based on the timeframes outlined in a Florida Department of Environmental Regulation ("FDER") mandated tank replacement program, the partially underground petroleum storage tanks located in the marina area needed to be replaced. During the removal of the old tanks some limited contaminated soil was identified. The Company engaged certain professional environmental consultants to assist with rectification of the problem. The appropriate initial remedial action was taken and subsequent to the placements of the new tanks, below surface monitoring began. As of February, 1998 the readings of any contaminants are all below acceptable specified levels and have been submitted for a "No Further Action" status and the issuance of a "Site Rehabilitation Completion Order".

                The Company also has underground petroleum storage tanks in its gas station area on a monitoring only plan. Although no assessment has been recently pursued by the FDER, the Company has plans to analyze and submit the new readings in May, 1998 for a "No Further Action" status for this area also.

                The Company engaged certain professional environmental consultants to assist with the assessment, analysis, monitoring and resolution of the problems indicated above. The problems are believed to have been rectified and the Company is awaiting an evaluation and determination from FDER regarding a "No Further Action" status and the issuance of a Site Rehabilitation Completion Order. Although the Company may incur future costs for environmental compliance, the Company does not believe that these matters will have a material adverse effect on the consolidated financial statements of the Company.

                OPERATING LEASE

                The Company rented office facilities in Miami, Florida on a month to month basis during 1996. The rent expense was $3,000 for the year ended December 31, 1996.

                EMPLOYMENT AGREEMENTS

                The Company has employment agreements with two of its officers. The agreements provide for payment of certain base salaries, benefits and stock options.

                  PELICAN INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 and 1996

NOTE 13 -       SUPPLEMENTAL CASH FLOW INFORMATION

                Supplemental disclosure of cash flow information:
                                                      1997                1996
                                               -----------------     ---------
                  Interest paid                $       218,411     $    179,750
                  Taxes paid                             -                -
                Supplemental schedule of non-cash financing activities:

                During 1997, the Company issued 195,907 shares of preferred stock in satisfaction of loans and debt totaling $293,862 (see
                NOTE 15).

                During 1997, the Company issued 26,823 shares of common stock in satisfaction of loans totaling $40,250.

                During 1997, the Company issued 200,000 shares of common stock to consultants in exchange for certain consulting services rendered in connection with assisting the Company with (1) the merger of the Company and Sunshine Key Associates Limited Partnership, (2) filing Standard & Poor's application and Form 211 application for listing of the Company's common stock on the OTC, and (3) maintaining current public information and shareholder relations. The shares were valued at an aggregate amount of $25,000.

                During 1996, the Company had non-cash transactions relating to the $1 million loan from American Capital and Equity Corporation as follows: a receivable of $277,228 included in other current assets, a principal reduction of the note payable to WAMCO of $600,000, and loan origination costs of $122,772. As compensation for guaranteeing the loan, both stock and options were issued resulting in a $333 increase to common stock and a $62,167 increase to additional paid-in capital.

                During 1996, the Partnership had non-cash transactions relating to conversion of debt to partners' capital in the amount of $801,045.

                Additionally, during 1996, $1,940,424 of non-cash income from the extraordinary gain on forgiveness of debt was reduced from net income in arriving at net cash flow from operating activities.

NOTE 14 -       STOCKHOLDERS' DEFICIT

                During 1996 and 1997, the Company issued 100,000 and 140,000 shares of common stock, respectively, to the President as compensation.

                In December, 1996, the Company issued 534,029 shares of common stock in conversion of $801,045 of Chapter 11 Pre-petition debt to equity.

            PELICAN PROPERTIES INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 14 - STOCKHOLDERS' DEFICIT (CONTINUED)

                During December, 1996, the Company issued 333,333 shares of common stock to the Chairman of the Board as consideration for personally guaranteeing a loan (NOTE 6). Additionally, 666,667 options to purchase common stock were granted at an exercise price of $.01. 50% of the total options are exercisable on January 1, 1998, and the remaining 50% are exercisable on January 1, 1999.

                STOCK OPTIONS AND PURCHASE WARRANTS

                The Company has various stock options outstanding to certain officers.

                The following table presents information on stock options:

                                                                       Total             Exercisable          Option
                                                                       Option              Option             Price
                                                                       Shares              Shares             Range
                                                                       ------              ------             -----
                Options outstanding at January 1,
                  and December 31, 1997                                 746,666               -              $.01 - $2.50

                Class A Common Stock Purchase Warrants:

                The Company has 200,000 Class A Common Stock Purchase Warrants ("Class A Warrants") outstanding. The holders of each Class A Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class A Warrants are exercisable any time after issuance until March 19, 2000 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $.005 per Class A Warrant.

                Class B Common Stock Purchase Warrants:

                The Company has 200,000 Class B Common Stock Purchase Warrants ("Class B Warrants") outstanding. The holders of each Class B Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class B Warrants are exercisable any time after issuance until March 19, 2001 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $1.00 per Class B Warrant.

                Holders of both Class A and B Warrants will automatically forfeit their rights to purchase the shares of Common Stock of the Company unless the Class A and B Warrants are exercised before they are redeemed. The Class A and B Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, including stock dividends, stock splits, mergers and for other unusual events.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 15 -       CONVERTIBLE PREFERRED STOCK

                During 1997, the Company amended its articles of incorporation to authorize 1,000,000 shares of Preferred Stock of which 195,907 shares were designated "Series A Convertible Cumulative Preferred Stock", with a par value of $.001 per share. The holders are entitled to receive a cumulative annual dividend of 6% of the stated value ($1.50 per share) on January 1 of each year commencing January 1, 1998, payable in cash or common stock of the Company.

                Holders of the Series A preferred stock have the right to convert each share of preferred stock into the Company's common stock at any time, at a conversion ratio of one share of Series A preferred stock for one share of common stock. In the event the Series A preferred stock is not converted by December 31, 1999, the Company shall have the right to convert the then outstanding shares of Series A preferred stock to common stock of the Company. In the event the Series A preferred stock is not converted by either of the holders thereof or by the Company, the Series A preferred stock will continue to subsist as established. The conversion price is subject to adjustments under certain events. The Company has the right to redeem the Series A preferred stock at any time, at a pre-determined price.

                During 1997, the Company issued 195,907 shares of Series A preferred stock in satisfaction of certain loans and debt amounting to $293,862. The preferred shares issued included 46,666 shares to the Chairman of the Board of the Company, who cancelled a loan in the amount of $70,000.

NOTE 16 -       EXTRAORDINARY GAIN - FORGIVENESS OF INDEBTEDNESS

                The Partnership was able to negotiate a settlement of the bankruptcy case with WAMCO (See NOTE 6). The Plan included a refinancing in order to reduce the obligation to WAMCO to $4.7 million. As per the agreement, the Partnership paid WAMCO a total amount of $1 million toward principal, of which $100,000 was paid in January, 1997. As a result of the discounted obligation, the Partnership incurred an extraordinary gain from forgiveness of debt in the amount of $1,940,424. This amount is comprised of a principal reduction in the mortgage note of $616,854 and an accrued interest reduction of $1,323,570.

NOTE 17 -       SUBSEQUENT EVENTS

                On February 26, 1998, the Company granted to the Chief Financial Officer ("CFO"), the option to purchase up to 50,000 shares of Common Stock at an exercise price of $.01 per share that is vested and exercisable on March 1, 1998. On March 6, 1998, the CFO exercised the option and was issued 50,000 shares of Common Stock of the Company as restricted shares under Rule 144 of the Securities Act of 1933.

            PELICAN PROPERTIES, INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 18 -       SIGNIFICANT FOURTH QUARTER ADJUSTMENTS (UNAUDITED)

                During the fourth quarter of 1997, the Company recorded various significant adjustments, as follows (approximate amount of):

                Effective interest on debt-expense                                                        $       140,000
                Offering expenses incurred and written off during 1997                                            113,000
                Impairment loss on leasehold improvements                                                          35,000
                Depreciation expense adjustment                                                                    65,000
                Accrued real estate taxes                                                                          28,000
                                                                                                          ---------------

                                                                                                          $       381,000
                                                                                                          ===============